Stadium Capital Management, LLC

199 Elm Street

New Canaan, CT 06840-5321

April 22, 2015

BY EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Christina Chalk, Esq.

Re:	Big 5 Sporting Goods Corporation
PREC14A filed April 7, 2015
Filed by Stadium Capital Management, LLC et al
File No. 0-49850

Ladies and Gentlemen:

In response to your request in the letter dated April 14, 2015, relating to the above-referenced filing, the undersigned each hereby acknowledge the following:

1.	The undersigned are responsible for the adequacy and accuracy of the disclosure in their filings;

2.	Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

Very truly yours,

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL PARTNERS, L.P.

By:	Stadium Capital Management, GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL MANAGEMENT GP, L.P.

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL QUALIFIED PARTNERS, L.P.

By:	Stadium Capital Management, GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

/s/ Bradley R. Kent
Bradley R. Kent

/s/ Alexander M. Seaver
Alexander M. Seaver

/s/ Dominic P. DeMarco
Dominic P. DeMarco

/s/ Nicholas Donatiello, Jr.
Nicholas Donatiello, Jr.

/s/ Michael J. McConnell
Michael J. McConnell

cc:          David J. Berger, Wilson Sonsini Goodrich & Rosati, Professional Corporation